September 1, 2009


Mr. H. Christopher Owings, Assistant Director
Ms. Alexandra M. Ledbetter, Attorney-Advisor
Ms. Ellie Bavaria, Special Counsel
Securities and Exchange Commission
Washington D.C. 20549


Re: Eco Building International
    Registration Statement on Form S-1
    Filed July 8, 2009
    File No. 333-160476

To Whom It May Concern:

On behalf of Eco Building International, a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated August 3, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

REGISTRATION STATEMENT ON FORM S-1

GENERAL

1. The name has been changed throughout to read "Eco Building International" as is registered in the charter.

2. The address has been changed on Pg. 19 under "Legal Proceedings" to read the same address as the cover page.

3. The disclosure within the Registration Statement has been revised to indicate that the selling shareholder are underwriters and that the share of stock will sell at a fixed price whether our stock becomes quoted on the Over-the-Counter Bulletin Board.

4. The Company will file quarterly financials as necessary and annuals on May 31 of each fiscal year.

RISK FACTORS, PAGE 6

5.   The following language has been changed to correct this discrepancy:

     "While at May 31, 2009, we had cash on hand of $23,390 we have accumulated a deficit of $1,735 in business development expenses. We will not be able to continue operations for our first fiscal year without additional funding. We anticipate that additional funding will be needed for general administrative expenses and marketing costs."
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6.   The following language has been added to disclose Mr. Kidneys current employment situation:

     "He currently is self employed as a carpenter and at present works approximately 25 hours per week."

7. The risk factor has been revised to delete reference to consulting efforts and to reference our line of business.

8. The typographical errors have been changed and Mr. Love has been replaced by Mr. Kidney.

9. The following language has been added to disclose the need for a market maker to file an application in order to be quoted on the Over-the Counter Bulletin Board.

     "In order to be quoted on the Over-the-Counter Bulletin Board, a market maker must file an application on our behalf. There is no guarantee this will happen."

10. The language has been changed to clarify that the possible loss of investment in "us" is actually in "the Company" and also the registration document now reads the reasoning for this loss is due to a lack of experience or legal council:

     "Our inability to operate as a public company, due to lack of experience or legal council, could be the basis of your losing your entire investment in the Company."

11. Two additional risk factors have been added to reflect the cyclical nature of our business and the competitive conditions.

12. The statistics mentioned in the business description was taken from a speech given by Director David Lockwood, Director of Market Research at Mintel. The quote can be found at Wikipedia but since supporting documentation cannot be found any reference to Mintel statistics has been removed from the Registration Statement.

PLAN OF OPERATION, PAGE 17

13. The following literature has been added to show current discussions and disclosure:

     "Our President is in talks with Arsenalas-EHG, based out of Lithuania, a manufacturer/exporter/importer and distributer of eco-friendly building products in Europe. We intend to market and distribute these products in North America and Europe. We currently have a letter of intent in place which in no way guarantees we will ever sell any of Arsenalas-EHG's products."

14. There is no way to accurately state the amount of revenues Eco Building International will be able to realize in the first fiscal year. At this stage we are still developing our website and other forms of marketing as well as working on acquiring supply contracts. By putting a specific number we would be giving investors false targets. We felt it better to write the prospectus as though no revenue was made during the first year. The following disclosure has been added to Risk Factor on page 9:

     "We have no assurance of expectations of earning any revenue during the first fiscal year."

15.  The following language answers the disclosure asked for:

     "We expect to incur the following costs in the next 12 months in connection with our business operations:

         Marketing:                                    $12,000

         Administration and Travel:                    $26,000

         Professional fees, including the fees
         payable in connection with the filing
         on this registration , website and
         reporting obligations:                        $18,000

     Total expenditures over the next 12 months are therefore expected to be $56,000. With this expectation we will require approximately $33,000 in additional funds.

     While we have sufficient funds on hand to commence business operations, our cash reserves are not sufficient to meet our obligations for the next twelve-month period. As a result, we will need to seek additional funding in the near future. We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock."

COMPLIANCE WITH GOVERNMENT REGULATION, PAGE 18

16. The statement that "we are not directly involved with product distribution" is correct as our business model is to act as a marketing arm for Green Products. We are not actually involved in the shipping and distribution but rather sell the product from our site and send the purchasers information to the supplier for shipment.

RESULTS OF OPERATIONS FOR PERIOD ENDING MAY 31, 2009, PAGE 21

17. The three instances where the date of incorporation was incorrect have been changed to the date on our charter "December 23, 2008".

DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS, PAGE 21

18.  Disclosure has been added to the Biographical Information of Mr. Kidney:

     "Mr. Kidney has no significant retail experience."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 23

19. The information provided pursuant to Item 403(a) of Regulation S-K has been updated to July 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 24

20. The following language has been added to the "Certain Relationships and Related Transactions" section:

     "Mr. Kidney purchased 3,000,000 shares of Eco Building International at a price of $0.001 per share on January 20, 2009. He currently owns 60.8 percent of the Company's outstanding common stock. As of July 31, 2009, the sole Director and President Christopher Kidney, loaned the Company $325. The loan is non-interest bearing, due upon demand and unsecured."

FINANCIAL STATEMENTS, PAGE 24

21. Chris Kidney, sole officer and director of the Company, will not be paid for any underwriting services that he performs on behalf of the Company with respect to the Company's upcoming offering. He will also not receive any interest on any funds that he advances to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering. There has been no valuation placed on his services to date. Also since there is no valuation for Mr. Kidney's time there is no contingent liability for services to the company.

22. Name change and date change have been made in the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

23. We are unable to find the reference in the Auditors report to March 31.

BALANCE SHEET, PAGE F-2

24. The loan is considered a "long-term loan" because though due on demand Mr. Kidney owns 60% of the outstanding shares and has his friends and families involved in the company. He does not want Eco Building International to fail and as such will not be seeking to receive the $325 until such a time that the company can pay for it out of retained earnings. The company does not expect to be profitable during the first fiscal year and as defined by the GAPP rules a long-term liability is any financial obligation that payment is expected on in greater than one year.

STATEMENT OF STOCKHOLDERS' EQUITY, PAGE F-4

25. The per-share price has been revised to conform to the price disclosed in the Registration Statement of $0.02 per share.

NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

26. SFAS 161, SFAS 160, SFAS 141, SFAS 159 and SFAS 157 have all been adopted. The notes to financials were not up to date and have been changed.

EXHIBITS

27.  Stock Purchase Agreements have been filed as an exhibit

28.  Counsel's opinion has been revised to reflect the date of July 8, 2009.

29.  The suggested changes have been included in our audit report.

Sincerely,


/s/ Christopher Kidney
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Christopher Kidney